FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Preferred Securities of Telefónica, S.A.	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”) as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the communication filed on October 31, 2012, and related to the offer to purchase the preferred securities of Telefónica Finance USA LLC, (ISIN code USU87942AA33 having a nominal value of 1,000 euros each - the “Preferred Securities”) and, concurrently and in connection therewith, an offer to sell ordinary shares of Telefónica, having a nominal value of 1 euro each, currently held as treasury stock (the “Shares”) and to subscribe for newly issued unsecured debentures of Telefónica, with a nominal value of 600 euros each (the “Debentures”), (collectively, the “Offer”) , that were the subject of the note (prospectus) approved and registered on the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores , CNMV) as of October, 31, 2012, (the “Securities Note”), the Company announces the following:

(i)	During the acceptance period that ended on November 23, 2012, the Offer has been accepted by 1,941,235 Preferred Securities, which represent 97.06% of the total outstanding Issue.

(ii)	The price of the Shares for the purposes of the Offer has been fixed in the amount of 10.1642 euros, corresponding to the arithmetic mean of the average weighted prices of Telefónica shares during the five trading days preceding the end of the acceptance period of the Offer (such day inclusive) (i.e., from November 19 until November, 23, 2012), and within the range of the minimum of 9.75 euros and maximum of 11.05 euros per share. Therefore, the maximum number of treasury shares to be delivered will be 76.4 million shares, and applying the aforementioned price, entails an amount of 776 million euros.

(iii)	Therefore, net debt of Telefónica will be reduced by 776 million euros.

(iv)	In accordance with the information received, and the provisions of the Securities Note, Telefónica will issue 1,941,235 Debentures of nominal value of 600 euros each, and the total amount of the Issue will be 1,164,741,000 euros, with a maturity of 10 years.

Finally, according to the schedule announced, the trade date will be tomorrow, November 29, 2012, proceeding on that date to the purchase of the Preferred Securities, the sale of the Shares and the subscription and payment of the Debentures. The admission to trading of the Debentures is scheduled for November 30 and the settlement date of the purchase of Shares for December 4, 2012.

Madrid, November 28, 2012

Disclaimer

This announcement is not a prospectus and investors should not accept the Offer except on the basis of the information contained in the prospectus (securities note).

The publication of this information and/or prospectus (securities note) in jurisdictions other than Spain may be restricted by applicable law. People who have access to this communication should enquire about restrictions and comply with them. Any breach of these restrictions can constitute an infringement on securities markets legislation in any such jurisdictions.

In particular, this announcement does not constitute an offer in the United States of America, Canada, United Kingdom, South Africa, Australia, Portugal, Italy, Mexico, Argentina orJapan, and in general in any other jurisdiction other than the Spanish.

The information contained herein should not be published, distributed or transmitted to residents in the United States of America or any other country in which the distribution of this information is restricted by law. TheOffer is not subject to registration in any other jurisdiction different than Spain, and therefore, it is not intended to investors resident in jurisdictions which securities law requires an authorization or registration of a prospectus or any other document, therefore these holders of Preferred Securities cannot accept this Offer. The Offer is not being made and will not be made, directly or indirectly, in or though the United States of America, or by using e-mail or any other means of interstate or foreign commerce, nor to the benefit of U.S. persons, as such term isdefined in Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”).

The information contained herein does not constitute an offer to sell in the United States of America. The Shares and Debentures have not been and will not be registered underthe Securities Act or under any other securities laws of any State of the United States of America and cannot be offered, sold or delivered, directly or indirectly, in the United States of America or to U.S. persons without previous registration, or under anexemption for registration under the Securities Act. The Shares and Debentures of Telefónicawill only be offered and sold outside the United States of America, under Regulation S of the Securities Act.

Under this document, no money, securities or other compensation is being solicited and, if sent in response to the information contained herein, they will not be accepted.

Madrid, November 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 28 , 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors